Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

American Stock Exchange:  IMR

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

TSX Venture Exchange: IMR

www.imaexploration.com • e-mail:  info@imaexploration.com

Frankfurt Stock Exchange:  IMT (WKN 884971)

NEWS RELEASE – February 23, 2009

IMA Announces New Island Copper Drill Results

IMA Exploration Inc. (IMR-AMEX, IMR-TSX.V) (“IMA” or the “Company”) is pleased to announce the assay results from the fall 2008 drilling program on its Island Copper Project on northern Vancouver Island, British Columbia.  Between October and December 2008 the IMA completed 13 HQ size diamond drill holes totaling 5,123 metres in two target areas, consisting of eleven step-out exploration holes at the NW Expo gold-molybdenum-rhenium-(copper) target and two infill holes at the Hushamu copper-gold deposit.

NW Expo drilling expanded the mineralized zone to the north and west of previous drilling with highlights including:

•

238m @ 0.61 g/t gold, 0.08% copper, 0.010% molybdenum & 0.26 g/t rhenium (EC08-254) – 0.96 g/t AuEQ*

•

102m @ 0.12 g/t gold, 0.01% copper, 0.020% molybdenum & 0.75 g/t rhenium (EC08-252) – 0.63 g/t AuEQ*

•

124m @ 0.30 g/t gold, 0.05% copper, 0.017 % molybdenum & 0.36 g/t rhenium (EC08-252) – 0.71 g/t AuEQ*

•

92m @ 0.22 g/t gold, 0.02% copper, 0.030% molybdenum and 2.21 g/t rhenium (EC08-250) – 1.38 g/t AuEQ*

Highlights from the Hushamu drilling include:

•

179.3m @ 0.47 g/t gold, 0.42% copper, 0.011% molybdenum and 0.44 g/t rhenium (EC08-03) – 0.83% CuEQ*

•

164m @ 0.51 g/t gold, 0.30% copper, 0.007% molybdenum and 0.42 g/t rhenium (EC08-08) – 0.70% CuEQ*

*Gold Equivalent (AuEQ) and Copper Equivalent (CuEQ) were calculated assuming 100% recovery for all metals and using long-term prices of  US$750/oz for gold, US$2.00/lb for copper, US$12.50/lb for molybdenum and US$8,500/kg for rhenium.

The 42,669 hectare Island Copper Project hosts at least 6 copper-gold-molybdenum porphyry-related mineralized systems along the same trend as BHP’s past-producing Island Copper Mine (345 million tonnes @ 0.41% copper, 0.19 g/t gold, and 0.017% molybdenum with by-product rhenium).  Hushamu is the most advanced target on the project and hosts a NI 43-101 compliant Measured and Indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.29 million ounces of gold and 1.425 billion pounds of copper, as well as an Inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 326 million pounds of copper and 0.64 million ounces of gold.  The 2008 drilling at Hushamu returned above average grades for gold, substantiated the assumed molybdenum component in the portion of the deposit tested and identified a significant rhenium content.

IMA can earn up to a 70% interest in the Island Copper Project (see May 12, 2008 News Release) from Western Copper Corporation by completing expenditures and work on the project.  With the completion of the 2008 drilling program and subsequent reporting, the firm commitment to complete $1.9 million of exploration expenditures will be fulfilled.  The Company is currently integrating the new data with historical information in order to assist in determining the appropriate next steps for the project.

Technical Summary for NW Expo:

At the NW Expo target three holes (EC08-250, 252 and 254) that tested the western sector of the interpreted mineralized zone intersected hydrothermal breccia containing gold-molybdenum-rhenium mineralization over thicknesses of 100-300m, at depths of 150-450m below surface (see table below) while EC08-248 appears to be located on its margin.  These four holes achieved pierce points centres through the gold-molybdenum-rhenium-(copper) mineralized zone spaced from 150 to 400 metres apart, and located 150 to 550 metres from holes drilled by Western Copper in 2007 including EC-233 (182.5m averaging 0.58 g/t gold, 0.078 % copper and 0.013 % molybdenum), EC-234 (204.2m averaging 0.74 g/t gold, 0.11 % copper and 0.012 % molybdenum) and EC-245 (119.9m averaging 1.25 g/t gold and 0.16% copper)1.

Collar locations with respect to previous drill holes are shown on Figure 1, available at:
http://media3.marketwire.com/docs/imr223f1.JPG

NW Expo Intercept Highlights

Hole No.	Interval	Including	Length	Au g/t	Cu %	Mo %	Re g/t
EC08-248	267 - 367 m.		100	0.05	0.00	0.003	0.22
		267 - 271 m.	4	0.03	0.00	0.022	0.56
EC08-250	299 - 313 m.		14	0.07	0.00	0.031	1.28
	381 - 473 m.		92	0.22	0.02	0.030	2.21
		445 - 471 m.	26	0.15	0.01	0.036	4.81
EC08-252	165 - 267 m.		102	0.12	0.01	0.020	0.75
		215 - 231 m.	16	0.17	0.00	0.037	1.73
	329 - 453 m.		124	0.30	0.05	0.017	0.36
		359 - 391 m.	32	0.55	0.09	0.010	0.19
EC08-254	194 - 432 m.		238	0.61	0.08	0.010	0.26
		238 - 402 m.	164	0.82	0.12	0.011	0.37
		326 - 362 m.	36	1.30	0.25	0.007	0.17

Three of the holes drilled further east at NW Expo (EC08-251, 257 and 261) did not intersect any significant mineralization, and four holes (EC08-249, 253, 255 and 259) were abandoned prior to intersecting target depths due to challenging drilling conditions.  All seven of these holes appear to have been drilled beyond the eastern limit of the mineralized hydrothermal breccia zone.

The mineralized zone at NW Expo has now been delineated over a 600m by 600m area and remains open to the northwest.  The zonation pattern established by previous work of a gold-copper dominant zone bracketed by molybdenum-rhenium dominant zones is supported by the 2008 drilling.  Further exploratory drilling will be required to delineate the extent of the NW Expo zone.

Technical Summary for Hushamu Deposit:

The two drillholes completed within the Hushamu deposit were collared approximately 550m apart within the core area of the known resource.  Collar locations for the two holes with respect to historical drillholes within the deposit are shown on Figure 2, available at: http://media3.marketwire.com/docs/imr223f2.JPG

Hushamu Intercept Highlights

Hole No.	Interval	Length	Au g/t	Cu %	Mo %	Re g/t
HI08-03	10.7-190 m.	179.3	0.47	0.42	0.011	0.44
HI08-08	8 – 172 m.	164	0.51	0.30	0.007	0.42

IMA analyzed 655 core intervals for rhenium out of a total of 2,411 intervals sampled, including all the molybdenum-mineralized intercepts plus samples between and adjacent to them.  The nearby Island Copper Mine reportedly recovered 28.2 tonnes of rhenium2 during the refining of the molybdenum concentrate.  Previous operators at both the mine and on exploration programs in the area conducted only limited analyses for rhenium.  A positive correlation is observed between molybdenum and rhenium values for samples from both NW Expo and Hushamu.  IMA believes that rhenium could add significant value to both the Hushamu and NW Expo targets.  Rhenium is currently selling for approximately US$8,500 per kilogram3

2008 Drill Hole Summary for the Island Copper Property

Drill Hole No.	Collar Elevation	Bearing	Inclination	Depth
	(m)	(deg)	(deg)	(m)
NW Expo
EC08-248	467.70	272	-86	593.5
EC08-249	319.26	266	-85	209.1
EC08-250	467.75	272	-63	581.3
EC08-251	319.26	266	-59	538.6
EC08-252	433.74	274	-87	488.2
EC08-253	319.47	087	-60	172.8
EC08-254	434.15	279	-65	474.7
EC08-255	258.34	271	-85	386.2
EC08-257	257.79	271	-59	529.4
EC08-259	240.30	276	-87	233.8
EC08-261	240.02	275	-68	402.3

Hushamu
HI08-08	325.19	183	-87	316.2
HI08-03	319.07	264	-85	197.2

Total				5123.3

All analyses reported herein are based on sampled core lengths; no estimate of true thickness has been made.   All samples represent 2m core lengths and were collected by sawing the drill core in half, placing half the sample in a bag for transport to the lab and the other half back in the core box for storage at the Company’s core storage facility.

ALS Canada Ltd. was the primary laboratory used by IMA for all drill core samples from the 2008 program.  Check analyses were done by Acme Analytical Laboratories Ltd., except for rhenium check analyses which were done by International Plasma Labs Ltd.   All three laboratories are located in the greater Vancouver area, and are ISO 9001:2000 certified.  All industry standard QA/QC protocols were undertaken by IMA during the 2008 drilling program.

Jacques Houle, P.Eng. a Qualified Person as defined by National Instrument 43-101 supervised the 2008 work program on the Island Copper Project and reviewed the contents of this news release.  The contents of the News Release have also been reviewed by David A. Terry, Ph.D., P.Geo., a director and officer of the Company.

IMA is a Vancouver based exploration company with over $21M in its treasury. The acquisition of the Island Copper Project is Phase I of IMA's business strategy and aligns with the Company's objective to acquire projects that contain established resources, near-term cash flow and offer significant opportunities for expansion through continued exploration. News releases on the Island Copper project are dated May 12, 2008, July 24, 2008 and September 27, 2008 and a PowerPoint presentation on the project is available Company’s website http://www.imaexploration.com  for recent information.

ON BEHALF OF THE BOARD

“Joseph Grosso”

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Keir Reynolds, Manager, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company’s web site at http://www.imaexploration.com.

1 2007 Diamond Drilling Report on the Hushamu Property, Western Copper BC Assessment Report.

2British Columbia Mineral Exploration Review 1996, B.C. Ministry of Energy Mines and Petroleum Resources

3 www.minormetals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2009 Number 1